Exhibit 21.1

List of Subsidiaries of

BioStem Technologies, Inc.

Entity Name	Place of Organization
Blue Tech Industries, Inc. (d/b/a BioStem Life Sciences, Inc.)*	Delaware
Nesvik Pharmaceuticals, Inc.*	Delaware
Auxocell Operations, Inc.*	Nevada
BioStem Properties, LLC*	Florida

*	100% owned subsidiary of BioStem Technologies, Inc.